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                                                    ---------------------------
                                                    |      OMB APPROVAL       |
                          UNITED STATES             ---------------------------
                SECURITIES AND EXCHANGE COMMISSION  |OMB Number: 3235-0145    |
                     Washington, D.C. 20549         |Expires: October 31, 2002|
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                          SCHEDULE 13D              ---------------------------

                    Under the Securities Exchange Act of 1934

                           (Amendment No. _________)*

                         SEDONA SOFTWARE SOLUTIONS, INC.
________________________________________________________________________________
                                (Name of Issuer)

                    COMMON STOCK, $0.001 PER SHARE PAR VALUE
________________________________________________________________________________
                         (Title of Class of Securities)

                                   81567A 10 2
                     ______________________________________
                                 (CUSIP Number)


   Michael Cane, 2300 West Sahara Avenue, Suite 500, Box 18, Las Vegas, NV 89102
                                 (702) 312-6255
________________________________________________________________________________
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and  Communications)


                                November 28, 2001
________________________________________________________________________________
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP  No.  81567A  10  2
________________________________________________________________________________

1.     Names  of  Reporting  Persons
       I.R.S. Identification Nos. of above persons (entities only).:

                          GORDON E. COOPER
________________________________________________________________________________

2.     Check  the  Appropriate  Box  if  a  Member of a Group (See Instructions)
(a)     [_]
(b)     [X]
________________________________________________________________________________

3.     SEC  Use  Only:
________________________________________________________________________________

4.     Source  of  Funds  (See  Instruction):     PF
________________________________________________________________________________

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
________________________________________________________________________________

6.     Citizenship  or  Place  of  Organization:     CANADA
________________________________________________________________________________

Number  of  Shares  Beneficially  by  Owned  by  Each  Reporting  Person  With:

7.     Sole  Voting  Power:          500,000  SHARES

                                    ___________________________________________

8.     Shared  Voting  Power:          NOT  APPLICABLE

                                    ___________________________________________

9.     Sole  Dispositive  Power:          500,000  SHARES

                                    __________________________________________

10.     Shared  Dispositive  Power:     NOT  APPLICABLE
________________________________________________________________________________

11.     Aggregate  Amount  Beneficially  Owned  by  Each  Reporting  Person:
        500,000  SHARES
________________________________________________________________________________

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

        NOT  APPLICABLE
________________________________________________________________________________

13.     Percent  of  Class  Represented  by  Amount  in  Row  (11):     9.30%
________________________________________________________________________________

14.     Type  of  Reporting  Person  (See  Instructions):               IN
________________________________________________________________________________

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CUSIP  No.  81567A  10  2
________________________________________________________________________________


ITEM  1.     SECURITY  AND  ISSUER.

The class of equity securities to which this Statement relates is shares of common stock, par value $0.001 per share (the "Shares"), of SEDONA SOFTWARE SOLUTIONS, INC., a Nevada Corporation (the "Company"). The principal executive offices of the Company are located at 503 - 1755 Robson Street, Vancouver B.C. V6G 3B7.

ITEM  2.     IDENTITY  AND  BACKGROUND

A.   Name  of  Person  filing  this  Statement:  GORDON E. COOPER (the "Holder")

B. Residence or Business Address: 2301 Caylay Close, Whistler, British Columbia, V0N 1B2 Canada

C. Present Principal Occupation and Employment: The Holder is a founding partner of Eccco Management Partnership located at P.O. Box 1225 Garibaldi Highlands, B.C. V0N 1T0 Canada

D. The Holder has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

E. The Holder has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

F.   Citizenship:  The  Holder  is  a  citizen  of  Canada.


ITEM  3.     SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION.

The Holder received 500,000 shares of common stock on July 7, 1999, pursuant to a pre-incorporation agreement of the same date and Section 4(2) of the Securities Act of 1933. In the pre-incorporation agreement, Messrs. John E.
Cooper, Andrew J. Cooper, and Gordon E. Cooper, all directors of the Company, each purchased 500,000 shares of Company common stock at a price of $0.001 per shares. The purchase was a private placement transaction. The consideration was paid by the private funds of the Holder.


ITEM  4.     PURPOSE  OF  TRANSACTION

The purpose or purposes of the acquisition of the Shares by the Holder was Mr. Gordon Cooper acquired the direct ownership of the shares of Sedona Software Solutions, Inc. Common Stock for investment purposes. Due to his position as one of three directors of the Company and his ownership of Sedona Software Solutions, Inc. Common Stock, he has some influence over the control of the Company. Depending on market conditions and other factors, the Holder may acquire additional Shares as he deems appropriate, whether in open market purchases, privately negotiated transactions or otherwise. The Holder also reserves the right to dispose of some or all of his Shares in the open market, in privately negotiated transactions to third parties or otherwise.

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CUSIP  No.  81567A  10  2
________________________________________________________________________________


As of the date hereof, except as described herein, the Holder does not have any plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's Certificate of Incorporation or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.


ITEM  5.     INTEREST  IN  SECURITIES  OF  THE  ISSUER.

A. As of November 28, 2001, the Holder holds beneficially the following securities of the Company:

Title of Security          Amount          Percentage of Shares of Common Stock*
-----------------          -------         -------------------------------------

Common  Stock              500,000         9.3%
-----------------          -------         -------------------------------------

*calculated  in  accordance  with  Rule  13d-3


B. The Holder has the sole power to vote or to direct the vote of the Shares held by him and has the sole power to dispose or to direct the disposition of the Shares held by him.

C. The Holder purchased 500,000 shares in consideration for an aggregate purchase price of $500. The purchase price was based on a price per share of $0.001 per share. The purchase was a private placement transaction

D.   Not  Applicable.

E.   Not  Applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.


ITEM  7.     MATERIAL  TO  BE  FILED  AS  EXHIBITS.

None.

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CUSIP  No.  81567A  10  2
________________________________________________________________________________



                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             JANUARY  22,  2002
                                             ___________________________________
                                                  Date

                                             /s/ G. E. COOPER
                                             ___________________________________
                                                  Signature

                                             Gordon  E.  Cooper,  Director
                                             ___________________________________
                                                  Name/Title